November 7, 2006

Jeffrey C. Thacker
Jeff.Thacker@hellerehrman.com
Direct +1.858.450.5765
Via EDGAR	Direct Fax +1.858.587.5920
Via Federal Express	Main +1.858.450.8400
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	Artes Medical, Inc. Amendment No. 2 to Registration Statement on Form S-1, filed August 7, 2006 File No. 333-134086
Dear Mr. Riedler:
     We are submitting this letter on behalf of Artes Medical, Inc. (the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 8, 2006 (the “SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-134086), as amended by Amendment No. 2 filed on August 7, 2006 (the “Registration Statement”). Concurrently herewith, we are filing with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on behalf of the Company.
     For your convenience, enclosed is a copy of Amendment No. 3, marked to show changes from the most recent amendment (Amendment No. 2) to the Registration Statement. The changes were made primarily in response to the Staff’s comments in the SEC Comment Letter, to update certain financial and capitalization information as of October 31, 2006 and to indicate that the Company received FDA approval for its first product, ArteFill.
     The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed copy of Amendment No. 3. All factual representations in this letter are based upon information provided to us.
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Heller Ehrman LLP 4350 La Jolla Village Drive, 7th Floor San Diego, CA 92122-1246 www.hellerehrman.com

Anchorage	Beijing	Hong Kong	Los Angeles	Madison, WI	New York	San Diego	San Francisco	Seattle	Silicon Valley	Singapore	Washington, D.C.

Jeffrey P. Riedler November 7, 2006 Page 2
General
1.	Throughout the prospectus you make the statement that based on your clinical data, the FDA has concluded that ArteFill is “safe and effective for the correction of nasolabial folds.” This is not an appropriate statement since the premarket approval (“PMA”) application for ArteFill remains under review by the FDA. This statement should be deleted throughout your prospectus until you receive final approval of your PMA application from the FDA.
     Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that on October 27, 2006, the Company received notice by letter that the FDA has approved the Company’s PMA application for ArteFill. Accordingly, the Company believes that it is appropriate to retain the disclosure indicating that ArteFill is safe and effective for the correction of nasolabial folds.
Risk Factors, pages 8-30
     “An investigation by the FDA or other regulatory agencies could impact our operations and financial conditions.” Pages 9-10
2.	Please revise this risk factor subheading to refer to the current open investigation by the FDA’s Office of Criminal Investigations and to describe specifically how it could impact the company.
     Response: The Company acknowledges the Staff’s comment and, as requested, has revised the risk factor subheading to include a reference to the investigation that the Company believes the FDA’s Office of Criminal Investigations is conducting regarding improper uses of the Company’s product before FDA approval, and the fact that it could harm the Company’s business. In addition, the Company has included additional disclosure in the body of the risk factor indicating that any adverse finding resulting from the investigation may result in, among other things, criminal or civil penalties and negative publicity regarding the Company.
     “Our ability to manufacture and sell ArteFill could be harmed if we experience problems with the supply of calf hides...” Pages 16
3.	If you have experienced problems in the past with your supply of calf hides, including but not limited to problems arising from contamination from BSE, please expand this risk factor to discuss these problems.
     Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the above-referenced risk factor to indicate that the Company has not experienced any problems with its supply of calf hides in the past.

Jeffrey P. Riedler November 7, 2006 Page 3
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     The Company also takes this opportunity to respond to the Staff’s additional comments transmitted to the Company by a voicemail message from Mr. Oscar Young to the Company’s legal counsel on August 15, 2006.
     The first comment related to the Company's disclosures under Note 1 to the Company's audited consolidated financial statements. Specifically, the Staff indicated that the Company's responses to the Staff's prior Comment 9 in the Staff's comment letter dated June 30, 2006 and the Staff's prior Comment 42 in the Staff's comment letter dated May 12, 2006 did not appear to address the Staff's comments. To address the Staff's comments, the Company has now included, on page F-14, additional disclosures regarding the aggregate intrinsic value of vested and unvested stock options outstanding as of the most recent balance sheet date, based on an estimated initial public offering price of $3.00 per share.
     The second comment related to the Company’s disclosures under Note 11 — Subsequent Events to the Company’s audited consolidated financial statements included in the Registration Statement. Specifically, the Staff requested that the Company disclose where the Company recorded the warrant modification expense associated with the Company’s offer to certain warrant holders of the opportunity to amend their warrant agreements to eliminate the automatic expiration of the warrants upon the closing date of the Company’s initial public offering and to allow the warrants to continue in effect under the amended agreement until March 15, 2007. In response to this comment, the Company advises the Staff that additional disclosure has been included in Note 11, indicating that of the total warrant modification of $1,376,000, $477,000 was recorded as interest expense and $899,000 was recorded as consulting expense, which in turn was comprised of $66,000 in research and development expense and $833,000 in selling, general and administrative expense. The Company has also disclosed under the subheading “Results of Operations” in Management’s Discussion and Analysis of Financial Condition and Results of Operations, where appropriate, the portion of such warrant modification expense recorded as interest, research and development and selling, general and administrative expense, respectively.
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     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 450-5765. Thank you very much for your assistance with this matter.

Very truly yours, /s/ Jeffrey C. Thacker Jeffrey C. Thacker

Encl.

cc:	Sonia Barros John Krug Vanessa Robertson Oscar Young Christopher J. Reinhard (w/o encl.) Peter C. Wulff (w/o encl.)